Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2011 and 2010

(Expressed in Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO · MONTREAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of LiveReel Media Corporation

We have audited the accompanying consolidated financial statements of LiveReel Media Corporation, which comprise the consolidated balance sheets as at June 30, 2011 and June 30, 2010, and the consolidated statements of operations, shareholders’ equity (deficiency), comprehensive loss and statement of cash flows for each of the years in the three year period ended June 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation  of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of LiveReel Media Corporation as at June 30, 2011 and June 30, 2010, and its financial performance and its cash flows for the years ended June 30, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario		Chartered Accountants
October 12, 2011		Licensed Public Accountants
2300 Yonge Street, Suite 1500
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

LiveReel Media Corporation
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		As at June 30,
	Note	2011	2010
Assets
Current
Cash		$8,596	$144,006
Other assets	3	68,560	39,323
		$77,156	$183,329
Liabilities
Current
Accounts payable and accrued liabilities	4	$142,000	$57,681
Shareholders' Equity (Deficiency)
Capital stock	5	7,880,660	6,728,846
Contributed surplus		347,699	293,370
Warrants	6	-	1,146,081
Deficit and comprehensive loss		(8,293,203)	(8,042,649)
		(64,844)	125,648
		$77,156	$183,329

Going concern (Note 2)
Related party transactions (Note 11)
Commitments and contingencies (Note 12)
Subsequent Events (Note 17)

Approved by the Board  ”Jason Meretsky”  Director     ”Janice Barone” Director
                                                (signed)                                      (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		For the Years Ended June 30,
	Note	2011	2010	2009
Revenue
Interest income		$-	$-	$4,901
Total Revenue		$-	$-	$4,901
Expenses
Loss on investments	7	$-	$-	$854,858
Consulting expense	8 & 11	165,000	92,500	93,581
Professional fees		40,410	48,883	59,354
Shareholders' information		20,428	11,137	11,610
Office and general	11	15,786	44,547	75,911
Foreign exchange loss (gain)		8,220	33,851	(175,838)
Bank charges and interest		710	1,609	1,685
		250,554	232,527	921,161
Net loss and comprehensive loss for the year		$(250,554)	$(232,527)	$(916,260)
Net loss per share - basic and diluted	9	$(0.01)	$(0.02)	$(0.07)
Weighted average number of shares outstanding		21,227,300	14,696,744	13,721,744

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the Years Ended June 30,
	2011	2010	2009
Cash flows from operating activities
Net loss for year	$(250,554)	$(232,527)	$(916,260)

Items not affecting cash
Loss on investments	$-	$-	$854,858
Stock based compensation	-	-	33,581
Writedown of production advances	-	-	-
Amortization of investment in film and television programs	-	-	-
Effect of changes in:
Other assets	(29,237)	(27,249)	44,288
Accounts payable and accrued liabilities	84,319	(33,626)	(93,238)
	(195,472)	(293,402)	(76,771)
Cash flows from investing activities
Investment in exchange traded securities	-	-	(854,858)

Cash flows from financing activities
Exercise of warrants	60,062
Proceeds from shares issued to
exercise stock options	-	39,000	-
	60,062	39,000	-
Decrease in cash	(135,410)	(254,402)	(931,629)
Cash, beginning of year	144,006	398,408	1,330,037
Cash, end of year	$8,596	$144,006	$398,408

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statement of Shareholders’ Equity (Deficiency)
(Expressed in Canadian Dollars)

For the Years Ended June 30, 2011, 2010 and 2009

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit and Comprehensive Loss	Shareholders' Equity (Deficiency)
Balance June 30, 2009	13,721,744	6,656,256	1,146,081	$326,951	7,810,122	$319,175
Net loss	-	-		-	(232,527)	(232,527)
Exercise of stock options	3,900,000	72,581		(33,581)		39,000
Balance June 30, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$8,042,649	$125,648
Net loss	-	-		-	(250,554)	(250,554)
Value of warrants exercised	-	1,091,752	(1,091,752)			-
Shares issued on exercise of warrants	5,900,000	60,062				60,062
Value of warrants expired			(54,329)	54,329		-
Balance June 30, 2011	23,521,744	$7,880,660	$-	$347,699	$8,293,203	$(64,844)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

1.	NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is a fully integrated entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles, which conform, in all material respects, with accounting principles generally accepted in the United States of America, except as disclosed in Note 16.

Going concern

Management has prepared these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due. The Company has accumulated significant losses since its inception and has incurred significant costs trying to establish its presence in various ventures.  To this point, all operational activities and the overhead costs have been funded from the available cash and short term investments and by equity issuances.  These conditions indicate that there could be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The Company has a working capital deficit of approximately $65,000 and an accumulated deficit of approximately $8.3 million.  The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. The Company has facilitated funding for its subsequent fiscal year through the issuance of short-term debt (see note 17) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”).

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue from the licensing of film and television programs is recognized when:

i.	the Company has persuasive evidence of a contractual arrangement;
ii.	the production has been completed;
iii.	the contractual delivery arrangements have been satisfied;
iv.	the licensing period has commenced and the customer can begin its exploitation, exhibition or sale;
v.	the fee is fixed or determinable; and
vi.	collectibility of proceeds is reasonably assured.

Revenue from the theatrical release of feature films is recognized at the time of exhibition based on the Company’s participation in box office receipts, provided that all of the foregoing conditions are met.

Cash payments received are recorded as deferred revenue until all the foregoing conditions of revenue recognition have been met.

Investment in Film and Television Programs

Investment in film and television programs includes the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, and film and television programs in progress and in development.  This investment was impaired in prior years and has been fully provided for.

For film and television programs produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest and production overhead. For acquired film and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

Costs of acquiring and producing film and television programs and of acquired libraries are amortized using the individual-film-forecast method, whereby these costs are amortized. Participation and residual costs are accrued in the proportion that the current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the film or television programs. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series. For titles included in acquired libraries, ultimate revenue includes estimates over a period not to exceed twenty years following the date of acquisition.

The valuation of investment in film and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the recoverable value of a film or television program is less than its unamortized cost. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. The fair value of the film or television program is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management’s future revenue estimates.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at the historical exchange rates which were in effect when they were acquired.  Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in operations.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recognized in the financial statements if realization is considered more likely than not.  A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not more likely than not.

Stock-Based Compensation

The Company follows a fair value based method of accounting for all Stock-based Compensation and Other Stock-based Payments to employees and non-employees.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The market value of the Company’s share on the date of issuance of shares under any stock compensation plan is considered as fair value of the shares issued.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant estimates include recoverability of assets and fair value of stock based compensation.  Actual results could differ from those estimates.  Some of the key areas where estimates and assumptions are normally used include valuation of warrants and options, and recording of accruals.

Financial Instruments

The CICA Handbook Section 3862 – “Financial Instruments – Disclosure”, requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

●	Level 1 – fair values are based on quoted prices in active markets for identical assets or liabilities;

●	Level 2 – fair values are based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

●	Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Cash is classified as a level 1 input.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

The company adopted these standards effective fiscal year 2010.

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability.  The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011.  On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Effective July 1, 2011 the Company will adopt IFRS as the basis for preparing its consolidated financial statements which will require re-statement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  The Company will prepare its financial statements for the quarter ended September 30, 2011 in accordance with IFRS, which will include comparative data for the prior year also prepared in accordance with IFRS.

The initial phase of implementation included conceptual application of the new rules, analysis of the Company’s accounting data and assessment of key areas that may be impacted.  The Company has assessed the adoption of IFRS for fiscal 2012 and currently, the financial reporting impact of the transition to IFRS is not expected to be significant.

Other accounting pronouncements with future effective dates are not expected to have a significant impact on the financial reporting of the Company.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

3.	OTHER ASSETS

		2011	2010
Taxes recoverable		$53,359	$24,831
Deposits and prepayments	(a)	15,201	14,492
		$68,560	$39,323

(a)
Deposits and prepayments at June 30, 2011 are for an extension of the Company’s director’s and officer’s insurance policy entered into May 2011, which extended the coverage to June 2012.  The costs of the policy are expensed on a straight line basis over the life of the policy.

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		2011	2010
Accounts payable	(a)	$85,310	$5,141
Accruals	(b)	24,150	20,000
Production advances	(c)	32,540	32,540
		$142,000	$57,681

(a)	As at June 30, 2011 and 2010, accounts payable were regular trade payables incurred in the normal course of business.

(b)	Accruals at June 30, 2011 and 2010 are for estimated audit and consulting fees.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (2010: $26,540).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

5.	CAPITAL STOCK

a) Authorized:  Unlimited number of common shares

b) Issued:

	2011		2010
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	17,621,744	$6,728,846	13,721,744	$6,656,265
Shares issued upon exercise
of warrants	5,900,000	60,062	-	-
Shares issued upon exercise
of stock options	-	-	3,900,000	39,000
Exercise of Stock Options	-	-	-	33,581
Value of Warrants Exercised	-	1,091,752	-	-
End of Year	23,521,744	$7,880,660	17,621,744	$6,728,846

c) Stock Options:

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the former Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the former Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  All of the options granted to the former Chief Executive Officer were exercised in the fiscal year ended June 30, 2010.  On October 4, 2010, the remaining 100,000 options issued to the Chief Financial Officer were cancelled.

As a result of the granting of the options described above, the fair value of these options has been estimated, on July 22, 2008, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate                              3.25%
Expected dividend                                   nil
Expected volatility                                  129%
Expected life                                          1826 days
Market price                                           US$0.01

The amount of $33,581 has been accounted for as a stock compensation expense included in consulting expense in the quarter ended September 30, 2008.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

5.	CAPITAL STOCK (continued)

The following table summarizes the continuity of the Company's stock options:

		Weighted
	Number of	average
	Options	exercise price
Outstanding, June 30, 2009	4,000,000	$0.01
Exercised	(3,900,000)	$0.01
Outstanding, June 30, 2010	100,000	$0.15
Cancelled	(100,000)	$0.15
Outstanding, June 30, 2011	-	$-

6.	WARRANTS

As at June 30,	2011		2010
	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at end of year	-	$-	6,193,600	$1,146,081

(a)
On November 20, 2010, 5,900,000 warrants were exercised at US$0.01 per warrant resulting in proceeds of $60,062.  In addition, 293,600 previously issued warrants expired on November 30, 2010.  The fair value of the expired warrants were reclassified to Contributed Surplus and the fair value of the exercised warrants was reclassified to Capital Stock as a result of the November transactions.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

7.	LOSS ON SHORT TERM INVESTMENTS

During the year ended June 30, 2009, the Company invested excess cash in certain exchange traded securities.  This resulted in a loss of approximately $855,000 being realized during the 2009 fiscal year.  No such investments occurred during fiscal 2011 nor 2010.

8.	CONSULTING EXPENSE

Consulting expense in 2009 relates to stock based compensation described in Note 5 (c) above and the fees described in Note 11.

Stock based compensation included in consulting expense is nil in 2011 and 2010 ($33,581 in fiscal 2009).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

9.	LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year ended June 30, 2011, which were 21,227,300 shares (2010 - 14,696,744; 2009 – 13,721,744).

10.	INCOME TAXES

The effective tax rate of Nil (2010 – Nil; 2009 - Nil) for income taxes varies from the statutory income tax rate of approximately 28.5% (2010 – 31%; 2009 - 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2011	2010	2009
Amounts related to tax lass and credit carry forwards	$883,000	$874,000	$1,238,000

Net future tax assets	883,000	874,000	1,238,000
Less: Valuation allowance	(883,000)	(874,000)	(1,238,000)
	$-	$-	$-

The tax effect (computed by applying the Canadian federal and provincial statutory rates) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2011	2010	2009
Canadian statutory income tax rate	28.25%	31.00%	36.00%
Income tax recovery at statutory income tax rate	$(70,782)	$(72,083)	$(329,854)
Tax effect of:
Permanent differences and other	-	(8,645)	12,090
Change in valuation allowance	70,782	80,728	317,764
Income Tax Recovery	$-	$-	$-

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

10.	INCOME TAXES (continued)

The Company has carry forward tax losses of approximately $3.5 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2015	204,000
2016	503,000
2027	536,000
2028	868,000
2029	911,000
2030	260,000
2031	251,000
$3,533,000

11.	RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. The transactions recorded approximate the fair market value of the transactions.  Related party transactions and balances not disclosed elsewhere in the financial statements are:

a)  Consulting fees include $120,000 of fees earned by the largest shareholder (2010 - $30,000; 2009 – nil) and $30,000 earned by the new Chief Executive Officer (2010 - $7,500; 2009 – nil) for various consulting services rendered in the year ended June 30, 2011.   $60,000 of the amount earned by the largest shareholder and $2,500 of the amount earned by the new Chief Executive Officer in the year ended June 30, 2011 were included in accounts payable at June 30, 2011.

Consulting fees also include $15,000 paid to the existing Chief Financial Officer for services rendered during the period (2010 - $ 55,000; 2009 – $60,000).

b)  Professional fees include $17,594 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the year ended June 30, 2011.   No such fees were paid in the years ended June 30, 2010 and 2009.

c)  Office and general expenses include approximately $nil (2010 - nil; 2009 – $26,000) of reimbursable expenses to the former Chief Executive Officer for various costs including rent, communications, health benefits, and professional fees.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

12.	COMMITMENTS AND CONTINGENT LIABILITIES (continued)

(i)  The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

(ii)  On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option to require the third party to purchase the subsidiary or its assets and assume its liabilities during this 24-month period.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

13.	SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the fiscal years ended June 30, 2011, 2010 and 2009.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	2011				2010				2009
	Licen.	Prod.	Dist.	Total	Licen.	Prod.	Dist.	Total	Licen.	Prod.	Dist.	Total
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-	-	-	-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-	-	-	-	$-
Total assets	-	-	-	-	-	-	-	-	-	-	-	$-
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540	-	32,540	-	$32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-				$-
Other				-				-				4,901
				$-				$-				$4,901
Net Loss
Total losses from reportable segments				$-				$-				$-
Other				(250,554)				(232,527)				(916,260)
				$(250,554)				$(232,527)				$(916,260)
Assets
Total assets used for reportable segments				$-				$-				$-
Other				77,156				183,329				410,482
				$77,156				$183,329				$410,482
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540				$32,540
Other				109,460				25,141				58,767
				$142,000				$57,681				$91,307

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

14.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The company has classified cash as a held for trading financial instrument and accounts payable and accrued liabilities as other liabilities.  The fair value of these financial instruments approximates their carrying value due to their short term nature.  The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior period.  The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a prime Canadian bank.

(b) Exchange rate risk:

The operating results and financial position of the Company are reported in Canadian dollars.  A significant part of company’s cash is held in US dollars – approximately 9% of total assets at June 30, 2011 (62% as of June 30, 2010).  The results of the company’s operations are therefore subject to currency transaction and translation risk.

Comparative foreign exchange rates as at June 30, 2011 are as follows:

	June 30,
	2011	2010
US Dollar to CDN Dollar	0.9645	1.0646

(c)  Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows.

15.	CAPITAL DISCLOSURES

The Company is an Over-The-Counter-Bulletin-Board company currently reviewing investment opportunities and considers the items included in Shareholder’s Equity as capital. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue potential investments and may raise additional capital through the equity markets as additional capital is required.  The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.  The Company’s capital risk management strategy remains unchanged from the year ended June 30, 2010.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

There were no significant differences between Canadian GAAP and US GAAP which had any impact on the consolidated balance sheet and consolidated statement of cash flows.

The following are brief comments on the treatment of certain key items:

(i) Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates.  Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted rates.  There were no significant differences between enacted and substantively enacted rates for the periods presented.

(ii) Accounting for uncertainty in income taxes

U.S. GAAP provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return.

Recently adopted accounting standards

FASB Accounting Standards Update (“ASU”) No. 2010-13 was issued in April 2010, and amends and clarifies ASC 718 with respect to the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades.  This ASU was effective for the third and fourth quarters of fiscal 2011 and did not have a material effect on the Company.

Future Accounting Pronouncements

In January 2010, ASU No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurement” was issued, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

1.  Transfers in and out of Levels 1 and 2.  A reporting entity should disclose separately the amounts of significant transfers in and out of level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

2.  Activity on Level 3 fair value measurements.  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

This Update provides amendments to Subtopoic 820-10 that clarify existing disclosures as follows:

1.  Level of disaggregation.  A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities.  A class is often a subset of assets and liabilities within a line item in the statement of financial position.  A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.

2.  Disclosures about inputs and valuation techniques.  A reporting entity should provide disclosures about the valuation techniques and input soused to measure fair value for both recurring and nonrecurring fair value measurements.  These disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers’ disclosure about postretirement benefit plan assets (Subtopic 715-20).  The conforming amendments to Subtopic 715-20 change the terminology from major categories of assets to classes of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures.  The new disclosure and clarifications on existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment test for Reporting Units With Zero or Negative Carrying Amounts” (ASU 2010-28).  Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists.  To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-20.  As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired.  ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beg9nning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No 2010-29 “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (ASU 2010-29”).  ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments in the Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted.

The company will transition to IFRS (see Note 2) on July 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP.  Accordingly , the Company has not assessed the impact of adopting future US accounting pronouncements with an application date of July 1, 2011 or beyond in its financial statements and disclosures.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

Future U.S. accounting policy changes

(i) Accounting of Transfers of Financial Assets an amendment of FASB No. 140

In June 2009, FASB issued Statement No. 166, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This statement is now known as ASC 860. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company does not believe that the new standard will have any material impact to the Company’s consolidated financial statements.

 (ii) Variable interest entities an Amendment to FASB Interpretation No.46(R)

In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R). This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company does not believe that  the new standard will have any material impact to the Company’s consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2011 and 2010

17.	SUBSEQUENT EVENTS

The Corporation entered into a Loan Agreement dated July 21, 2011 with its controlling shareholder for the principal amount of $50,000 having a term of 1-year and bearing interest at 10% per annum, payable annually in arrears, and convertible into common shares of the Corporation at $0.10 per share.